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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                        NOVEMBER AND DECEMBER                           1999
    -----------------------------------------------------------------------
                             QUEBECOR PRINTING INC.
-------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

           612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                                                     Form 40-F    X
         ----------                                                     -------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes           No    X
   -------       -------




                                                                    PAGE 1 OF 5

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                                PRESS RELEASES OF
                             QUEBECOR PRINTING INC.
                             FILED IN THIS FORM 6-K


November 22, 1999 (#19/99)

December 14, 1999 (#20/99)






                                                                    PAGE 2 OF 5

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                            QUEBECOR WORLD (USA) INC.

NOVEMBER 22, 1999                                                         19/99

FOR IMMEDIATE RELEASE                                               Page 1 of 1

             QUEBECOR WORLD (USA) INC. EXTENDS CONSENT SOLICITATION

                        OF ITS CONVERTIBLE NOTES DUE 2007


GREENWICH, CONNECTICUT - Quebecor World (USA) Inc., formerly known as World Color Press, Inc., announced today that it has extended the expiration date for its consent solicitation with respect to a proposed amendment to the indenture governing its 6% Convertible Senior Subordinated Notes Due 2007. The new expiration for the consent solicitation is now scheduled for 12:00 noon., New York City time, on November 24, 1999.

The proposed amendment would modify the financial reporting requirements of the indenture to provide, among other things, that holders of the Convertible Notes will receive financial and other disclosure reports from Quebecor Printing Inc. rather than Quebecor World (USA) Inc. World Color Press, Inc. was acquired by Quebecor Printing Inc. in October 1999; in connection with the acquisition, its name was changed to Quebecor World (USA) Inc.

Quebecor World (USA) Inc. is a wholly-owned subsidiary of Quebecor Printing Inc. Quebecor World (USA), together with the other U.S. subsidiaries of Quebecor Printing Inc., comprise the largest diversified commercial printer in the United States, providing digital prepress, press, binding, distribution and multi-media services to customers in the commercial, magazine, catalog, direct mail, book and directory markets.

Quebecor Printing Inc. (NYSE: PRW; ME: IQI; TSE: IQI), a diversified global commercial printing company, is the largest commercial printer in the world. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, and directories. The Company has over 43,000 employees working in approximately 170 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Austria, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -

FOR FURTHER INFORMATION:

Salomon Smith Barney                        Mark D'Souza
Liability Management Group                  Vice President and Treasurer
(800) 558-3745                              Quebecor Printing Inc.
(212) 723-6106                              011-41-26-347-4777



                                                                    PAGE 3 OF 5

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                            QUEBECOR WORLD (USA) INC.


DECEMBER 14, 1999                                                         20/99

FOR IMMEDIATE RELEASE                                               Page 1 of 1


             QUEBECOR WORLD (USA) INC. LAUNCHES CONSENT SOLICITATION


GREENWICH, CONNECTICUT - Quebecor World (USA) Inc., formerly known as World Color Press, Inc., announced that on Monday, December 13, it launched a consent solicitation with respect to proposed amendments to the covenants regarding financial reporting and transactions with affiliates contained in the respective indentures governing its 8-3/8% Senior Subordinated Notes Due 2008 and 7-3/4% Senior Subordinated Notes Due 2009. If these proposed amendments are adopted, Quebecor World (USA) Inc. will pay to holders of its 7-3/4% Notes and its 8-3/8% Notes $5.00 in cash for each $1,000 principal amount of such Notes for which a valid consent has been delivered and not revoked prior to the expiration of the consent solicitation, which is 5:00 p.m., New York City time, on December 23, 1999. The record date for the consent solicitation is 5:00 p.m., New York City time, on December 10, 1999. Only holders of its 7-3/4% Notes and its 8-3/8% Notes as of the record date are eligible to participate in the consent solicitation. The complete terms and provisions of the consent solicitation are contained in the consent solicitation statement and accompanying materials that were mailed on Monday, December 13, to holders of the 7-3/4% Notes and 8-3/8% Notes as of the record date.

Quebecor World (USA) Inc. is a subsidiary of Quebecor Printing Inc. The Company, together with the other U.S. subsidiaries of Quebecor Printing Inc., comprise the largest diversified commercial printer in the United States, providing digital prepress, press, binding, distribution and multi-media services to customers in the commercial, magazine, catalog, direct mail, book and directory markets.

Quebecor Printing Inc. (NYSE: PRW; TSE: IQI), a diversified global commercial printing company, is the largest commercial printer in the world. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, and directories. The Company has over 43,000 employees working in approximately 170 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Austria, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -

FOR FURTHER INFORMATION:

Salomon Smith Barney                Georgeson Shareholder Communications Inc.
Liability Management Group          (800) 223-2064
(800) 558-3745                      (212) 440-9800
(212) 723-6106


                                                                    PAGE 4 OF 5

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    QUEBECOR PRINTING INC.


                                    By:      (Signed) Claudine Tremblay
                                          -------------------------------------
                                    Name:        Claudine Tremblay
                                    Title:       Assistant Secretary


Date: JANUARY 6, 2000





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